UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

On July 31, 2026, the Board of Directors of NewGenIvf Group Limited (the “Company”) approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”), Class B ordinary shares with no par value, and preferred shares with no par value, at an exchange ratio of one (1) share for three (3) shares (the “Reverse Stock Split”). Pursuant to the BVI Business Companies Act (as amended) and the Company’s M&A, the Company’s Board of Directors is authorized to effect the Reverse Share Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Share Split.

The Reverse Stock Split will be effective at 12:01 a.m. (ET) on September 1, 2026 (the “Record Date”) and the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a split-adjusted basis at the opening of market on September 1, 2026.

The Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the trading symbol “NIVF” but will trade under the following new CUSIP number: G0544E154. The Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from 6,307,870 to approximately 2,102,623 Class A Ordinary Shares. Every three (3) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Class A Ordinary Share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A Ordinary Share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process.

After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities are exercisable or convertible by three (3) in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

No amendment to the Company’s M&A will be required to be made in relation to the Reverse Share Split, as (i) the Reverse Share Split will have no effect upon the par value of the ordinary shares, which is currently nil and will remain at nil after the Reverse Share Split is effected, and (ii) the number of shares authorized to be issued under the Company’s M&A is unlimited and therefore will not be affected by the Reverse Share Split.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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